UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER DEFENSE AND SECURITY AND ATECH ANNOUNCE STRATEGIC PARTNERSHIP

Embraer acquires 50% of the capital of Atech Negócios em Tecnologias S.A.

São José dos Campos, April 12, 2011 – Embraer Defense and Security announced the formation of a partnership with Atech Negócios em Tecnologias S.A., today, at LAAD 2011, a defense and security trade fair being held April 12 to 15, in Rio de Janeiro. The synergy arising from this alliance seeks to ensure greater customer satisfaction in the long run, through broader solutions for complex systems, and it will offer genuinely Brazilian products for national and foreign defense and security markets.

This relationship will increase the capacity of the companies for developing products and services in the area of command, control, computer, communications, and intelligence (C4I) systems.

“Atech has thorough and solid knowledge, as well as products and services, in the C4I area, and the company is relevant to the Brazilian government in terms of systems that are critical to the Nation. In conjunction with Embraer Defense and Security, and due to the complementary nature of the portfolios, we will be better prepared for the challenges of the integrated systems market for defense and security, command and control, air defense, and air traffic control,” stated Luiz Carlos Aguiar, President of Embraer Defense and Security.

“The partnership with Embraer is one more sign that the productive efforts under national control are responding to the provisos of the National Defense Strategy, by offering better conditions for defense investments to accelerate Brazil’s technological development and strengthen its defense industry,” said Tarcísio Takashi Muta, President of Atech. “For Atech, associating with a world-class company having a global presence means strengthening its technological capacity, and having greater business security to continuously respond, in line with the demands and challenges raised by our clients in Brazil, besides leveraging greater exportation of products with a high aggregate value.”

Atech Negócios em Tecnologias S.A. closed out 2010 with revenues of R$ 50 million and shows the possibility of doubling them in 2011. The negotiation for acquiring 50% of the capital, for R$ 36 million, will be submitted to the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) for evaluation.

About Atech

Atech Negócios em Tecnologias S.A. was founded in December 2009, from a partial split of Fundação Atech. The company has over 200 trained employees who have proven experience in developing technological solutions for accruing value to its clients’ businesses. The company’s client base includes public and private organizations. It brings experience and capacity together by participating in several large-scale projects, such as the Amazon surveillance and protection systems (SIVAM and SIPAM); Brazil’s systems for air space management, air traffic control, and defense; the development and integration of mission systems for the P-3 maritime patrol aircraft; solutions for improving the effectiveness of responding to failures in the distribution of electrical power; management and support for decision-making in the areas of transportation, health and public safety, among others.

Atech develops strategic command, control, and intelligence solutions, and offers expert consulting services, and technical and logistical support, with involvement in all phases of the project: concept, specifications, development, integration, implementation management, installation, testing, maintenance, and training.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Address: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer